Exhibit 23.2

CONSENT   OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements Nos. 333-274688, 333-267974 and 333-229644 on Form S-8, of Flux Power Holdings, Inc. of our report dated January 29, 2025, before the effects of the adjustments to retrospectively apply the changes in presentation of the Company’s segments disclosure described in Note 13, relating to the consolidated financial statements of Flux Power Holdings, Inc. and subsidiaries for the year ended June 30, 2024, which appears in this Annual Report on Form 10-K. Our report contains an explanatory paragraph about the existence of substantial doubt concerning the Company’s ability to continue as a going concern.

/s/ BAKER TILLY US, LLP

San Diego, California
September 16, 2025